UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2016

Commission File 001 — 33175

Vedanta Limited

(formerly Sesa Sterlite Limited)

(Exact name of registrant as specified in the charter)

Sesa Ghor

20, EDC Complex, Patto

Panaji, Goa – 403 001, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☑                    Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Vedanta Limited

Other Events

a)	Former independent registered public accounting firm

i.	On June 29, 2016, Vedanta Limited (the “Company”) in its Annual General meeting appointed S.R. Batliboi & Co. LLP (“SRB LLP”) as the statutory auditor of the Company for its Indian reporting for a term of five (5) years from the financial year ending March 31, 2017 to the financial year ending March 31, 2021 subject to ratification of their appointment by the members at every Annual General Meeting, as may be required under the applicable provisions of the Companies Act, 2013. SRB LLP replaced Deloitte Haskins & Sells LLP (“Deloitte”) who were the Company’s statutory auditor till the Annual General meeting held on June 29, 2016. In order to align the change in auditors for the US reporting, based on the recommendation of the Audit Committee of the Company, the Board of Directors of the Company, on October 28, 2016 approved the appointment of SRB LLP as the Company’s independent registered public accounting firm for U.S. reporting purposes for a term of five (5) years from the financial year 2016-17 to financial year 2020-21. SRB LLP accepted the engagement on October 28, 2016.

ii.	Simultaneously with the engagement of SRB LLP, the Company terminated Deloitte as its independent registered public accounting firm.

iii.	The report of Deloitte on the Company’s consolidated financial statements for the financial years ended March 31, 2016 and 2015 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

iv.	During the financial years ended March 31, 2016 and 2015, and through October 28, 2016, there were no (a) disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Deloitte’s satisfaction, would have caused Deloitte to make reference to the subject matter thereof in connection with its reports for such years; or (b) reportable events that would be required to be described under Item 16 F(a)(1)(v) of Form 20-F in connection with the Company’s annual report on Form 20-F.

v.	The Company provided Deloitte with a copy of the disclosure it is making in the Current Report on Form 6-K and has requested from Deloitte a letter addressed to the Securities and Exchange Commission indicating whether it agrees with such disclosure. A copy of Deloitte’s letter is filed herewith as Exhibit 99.1.

b)	New independent registered public accounting firm

i.	The Company engaged SRB LLP as its new independent accountants as of October 28, 2016. During the two most recent financial years ended March 31, 2016 and 2015 and through October 28, 2016, the Company has not consulted SRB LLP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report was provided to the Company or oral advice was provided that SRB LLP concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of 20F and the related instructions to this item, or a reportable event as that term is described in Item 16F(a)(1)(v) of 20F.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2016

VEDANTA LIMITED

By:	/s/ G. R. Arun Kumar
Name:	G. R. Arun Kumar
Title:	Chief Financial Officer